Filed pursuant to Rule 433

August 7, 2017

Relating to

Preliminary Prospectus Supplement dated August 7, 2017 to

Prospectus dated February 27, 2015

Registration Statement No. 333-202389

KIMCO REALTY CORPORATION
9,000,000 DEPOSITARY SHARES
EACH REPRESENTING 1/1000 OF A SHARE OF 5.125% CLASS L
CUMULATIVE REDEEMABLE PREFERRED STOCK

FINAL TERM SHEET

Issuer:	Kimco Realty Corporation

Securities Offered:	Depositary shares each representing 1/1000 of a share of 5.125% Class L cumulative redeemable preferred stock

Transaction Size:	9,000,000 depositary shares

Over-Allotment Option:	1,350,000 depositary shares

Public Offering Price:	$25.00 per depositary share

Type of Security:	SEC Registered

Ratings*:	Moody’s: Baa2 (Stable), S&P: BBB- (Stable), Fitch: BBB- (Stable)

Maturity:	Perpetual (unless redeemed by the Issuer pursuant to its optional redemption right on or after August 16, 2022)

Redemption:

The Class L preferred stock and the depositary shares representing the Class L preferred stock are not redeemable until August 16, 2022.  On or after August 16, 2022, such shares may be redeemed for cash at the Issuer’s option, in whole or in part, at a redemption price of $25,000.00 per share of the Class L preferred stock (equal to $25.00 per depositary share), plus any accrued and unpaid dividends to, but excluding, the date of redemption

Aggregate Liquidation Preference:	$225,000,000 ($25,000.00 per share of Class L preferred stock, equivalent to $25.00 per depositary share)

Dividend Rate (Cumulative):

Subject to authorization by the Issuer’s Board of Directors and declaration by the Issuer, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on October 15, 2017 at the rate of 5.125% of the $25,000.00 liquidation preference per year, or $1,281.25 per year per share of Class L preferred stock (equal to $1.28125 per year per depositary share), and accruing from, and including, August 16, 2017

No full dividends shall be declared or paid or set apart for payment on any class or series of equity securities ranking, as to dividends or payments upon liquidation, dissolution or winding up, on a parity with or junior to the Class L preferred stock unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for that payment on the Class L preferred stock for all past dividend periods and the then current dividend period.

Purchase Price by Underwriters:	$24.2125 per depositary share sold to retail accounts and $24.50 per depositary share sold to institutional accounts

Proceeds to Issuer (before expenses):	$218,075,299.75 (not including the underwriters’ over-allotment option) after deducting the underwriting discount

Settlement Date:	August 16, 2017 (T+7)

CUSIP / ISIN:	49446R 737 / US49446R7373

Listing:	The Issuer intends to file an application with the NYSE and, if approved, trading is expected to begin within 30 days after the Settlement Date

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
UBS Securities LLC
Wells Fargo Securities, LLC
J.P. Morgan Securities LLC
RBC Capital Markets, LLC

Co-Managers:	Barclays Capital Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
BNY Mellon Capital Markets, LLC
Citigroup Global Markets Inc.
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
Stifel, Nicolaus & Company, Incorporated
U.S. Bancorp Investments, Inc.

*   A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time.

The Issuer has filed a registration statement (including a prospectus dated February 27, 2015 as supplemented by a preliminary prospectus supplement dated August 7, 2017) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement, this communication and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322, (ii) Morgan Stanley & Co. LCC, toll-free at 212-761-6691, (iii) UBS Securities LLC, toll-free at 888-827-7275, or (iv) Wells Fargo Securities, LLC, toll-free at 1-800-645-3751.